UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE
STOCK REPURCHASE SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 001-12647
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
c/o Oriental Bank and Trust
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ORIENTAL FINANCIAL GROUP INC.
997 San Roberto Street,
Oriental Center 10th Floor
Professional Offices Park
San Juan, Puerto Rico 00926

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN
TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4 — 12

Supplemental Schedules:

Schedule I — Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2009	13

Schedule II — Schedule H, Line 4i — Schedule of Assets (Held at Year End) at December 31, 2009	14

Signatures	15

EX-23 CONSENT OF KPMG LLP	16

Report of Independent Registered Public Accounting Firm
The Participants and the 1165(e) Retirement Plan Committee
Oriental Financial Group, Inc. CODA Profit Sharing Plan:
We have audited the accompanying statements of net assets available for benefits of Oriental Financial Group, Inc. CODA Profit Sharing Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, Line 4a — Schedule of Delinquent Participant Contributions for the year ended December 31, 2009 and Schedule H, Line 4i — Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.
The supplementary information included in Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009 that accompany the Plan’s financial statements does not disclose the historical cost of nonparticipant-directed plan assets held by the Plan trustee at year-end. Disclosure of this information is required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
/s/ KPMG LLP
San Juan, Puerto Rico
June 29, 2010
Stamp No. 2471688 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

ORIENTAL FINANCIAL GROUP INC. CODA
PROFIT SHARING PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Cash and investments:
Cash	$1,720	3,220
Investments:
Money market instruments	88,660	26,572
Common stock	2,684,527	1,432,406
Insurance Company Investment Contracts:
Pooled separate accounts	2,634,200	1,752,176
Stable value fund	1,454,264	716,502

Total cash and investments	6,863,371	3,930,876

Receivables:
Participants’ contributions	43,244	—
Employer’s contributions	5,602	456
Dividends receivable	9,943	33,090
Other	5,308	85,218

Total receivables	64,097	118,764

Total assets	6,927,468	4,049,640

Liabilities:
Other liabilities	10,735	—

Total liabilities	10,735	—

Net assets available for benefits	$6,916,733	4,049,640

See accompanying notes to financial statements.

ORIENTAL FINANCIAL GROUP INC. CODA
PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,270,298
Dividends	40,907
Interest and other	33,829

Total investment income	2,345,034

Contributions:
Participants	614,501
Employer	199,582

Total contributions	814,083

Other additions	15,969

Total additions	3,175,086
Deductions from net assets attributable to:
Benefits and withdrawals	288,971
Administrative fees	19,022

Total deductions	307,993

Net increase	2,867,093
Net assets available for benefits at beginning of year	4,049,640

Net assets available for benefits at end of year	$6,916,733

See accompanying notes to financial statements.

ORIENTAL FINANCIAL GROUP INC. CODA PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009 AND 2008
(1)	Description of the Plan
The following description of Oriental Financial Group, Inc. CODA Profit Sharing Plan (the “Plan”), formerly known as Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan, provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a)	General
The Plan was organized on January 1, 1992 as a defined contribution plan originally maintained by Oriental Bank and Trust (the “Bank”) for the benefit of its employees and those of its affiliated companies, who are residents of Puerto Rico and are age 21 or older. It contains a cash or deferred arrangement qualifying under Section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended (the “P.R. Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Effective January 1, 2005, the Plan was amended and restated in its entirety due to the acquisition of Caribbean Pensions Consultants, Inc. (“CPC”), a U.S.-based affiliated company. Effective on said date, Oriental Financial Group Inc. (the “Employer”) became the sponsor of the Plan. In addition, effective January 1, 2005, the Plan is intended to be a qualified plan pursuant to Section 401(a) and (k) of the U.S. Internal Revenue Code of 1986 (the “U.S. Code”), as amended.
Effective January 1, 2009, the Plan was further amended and restated to, among other things, change the name of the Plan from Oriental Bank & Trust Cash or Deferred Arrangement Profit Sharing Plan to Oriental Financial Group, Inc. CODA Profit Sharing Plan, include automatic enrollment provisions, and to be in compliance with certain provisions of the U.S. Code. On June 18, 2010, the Puerto Rico Department of Treasury issued a favorable determination letter as to the qualified status of the Plan under Sections 1165(a) and (e) of the PR Code effective January 1, 2009.
(b)	Contributions
Each year, participants may contribute an amount not to exceed the maximum deferral amount specified by the Puerto Rico tax law ($9,000 and $8,000 for tax years ended December 31, 2009 and 2008, respectively). Participants may also contribute amounts representing distributions from other Puerto Rico and U.S. qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers pooled separate accounts, a stable value fund, and a fund that invests in common stock of the Employer as investment options for participants. The Employer currently contributes 80% of the first $832 of the participant’s contributions as discretionary matching contributions. The Employer’s matching contributions are invested directly in the Employer’s common stock. Contributions are subject to certain limitations.
The Act No. 186 of August 7, 2008 (Act 186) amended section 1165(e) of the P.R. Code to gradually increase the maximum allowable contribution as follows:
For tax years:

Ending on or before December 31, 2008	$8,000
Ending on or before December 31, 2009	$9,000
Ending on or before December 31, 2011	$10,000
Ending on or before December 31, 2013	$11,000

The Act 186 also eliminated the 10% of annual salary ceiling with tax year 2008.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. The Employer’s contribution portion of their accounts plus actual earnings thereon vest upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Employer; or death while employed by the Employer.
(e)	Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive the value of the vested interest in his or her account in either a lump-sum distribution, a fixed period that may not exceed the participant’s life expectancy or through a fixed annuity contract. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(f)	Loans to Participants
The Plan does not allow for loans to participants.
(g)	Forfeited Accounts
Employer contributions that are not vested upon termination of employment are forfeited and may be used to reduce future contributions to the Plan by the Employer. For the years ended December 31, 2009 and 2008, forfeitures totaling approximately $6,000 and $52,000, respectively, were used to offset employer contributions for 2009 and 2008, respectively.
(h)	Plan Termination
Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their Employer’s contributions.
(2)	Summary of Significant Accounting Policies
 Following are the significant accounting policies followed by the Plan:
(a)	Basis of Presentation
The accompanying financial statements have been prepared under the accrual method of accounting.

(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.
(d)	Investments Valuation and Income Recognition
The pooled separate accounts with Transamerica are stated at fair value as reported to the plan by Transamerica Life Insurance Company (Transamerica), based on the quoted market prices of the underlying mutual funds. The unit value of the pooled separate account is calculated by dividing the total value of the assets of the separate account by the number of units in the separate account. For separate accounts that invest exclusively in mutual funds, the total value of the assets of the separate account is based on the net asset value (NAV), or price per share, of the underlying mutual fund. The mutual fund calculates its NAV by dividing the mutual fund’s net assets by the mutual fund’s outstanding number of shares. Those separate accounts investing in mutual funds or equity securities are measured using quoted prices in active markets for identical assets. Those separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts. The contract value of each participant account approximates the fair value of its share of the stable value fund.
The stable value fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value. Shares of common stock are valued at quoted closing market prices. Money market instruments are stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(e)	Payments of Benefits
Benefits are recorded when paid.
(f)	Plan Expenses
Under the group annuity contract entered with Transamerica, contract asset charges are assessed each month based on the actual combined balance of all separate accounts and the stable value fund. These charges are presented as administrative fees in the Statement of Changes in Net Assets Available for Benefits.
Administrative expenses, including trustee, legal, auditing, and other fees, may be paid out of the invested assets unless paid by the Employer. Expenses paid and absorbed by the Employer during the year ended December 31, 2009 amounted to approximately $14,000.
(g)	Subsequent Events
The Plan has evaluated other events subsequent to the statement of net assets available for benefits date through the date of filing of this Annual Report on Form 11K for the year ended December 31, 2009 and has adjusted and disclosed those events that have occurred that would require adjustment or disclosure in the consolidated financial statements.
(h)	Adoption of New Accounting Standards
The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles
In June 2009, the Financial Accounting Standards Board (“FASB”) issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting, which establishes the FASB Accounting Standards Codification (“Codification”) as the source of authoritative generally accepted accounting principles (“GAAP”) for nongovernmental entities. The Codification does not change GAAP. Instead, it takes all individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC,” where ASC stands for Accounting Standards Codification. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates (“ASU”). The adoption of this standard did not have a material impact on our financial statements. References to authoritative accounting literature contained in our financial statements are made in accordance with the ASC.

Fair Value Measurements
In April 2009, the FASB issued an accounting standard on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. The standard emphasizes that even if there has been significant decrease in the volume of activity, the objective of a fair value measurement remains the same. The standard provides a number of factors to consider when evaluating whether there has been a significant decrease in the volume and level of activity for an asset or liability in relation to normal market activity. In addition, when transactions or quoted prices are not considered orderly, adjustments to those prices based on the weight of available information may be needed to determine the appropriate fair value. The standard also requires increased disclosures. The standard is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this standard did not have a material impact on our financial statements.
In September 2009, the FASB issued an accounting standard which permits, as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of net asset value per share of the investment under the condition that the measurement is calculated in accordance with established fair value measurement principles provided in the FASB ASC. The standard provides factors to consider when determining fair value on the basis of net asset value per share such as restrictions on the Plan’s ability to redeem the investment and the measurement date of the investee. The standard also requires increased disclosures. The standard is effective for interim an annual periods ending after December 15, 2009. The adoption of this standard did not have a material impact on our financial statements. The Plan does not have any investments with unfunded commitments or with any redemption restrictions (with the exception of a Plan-level restriction on the Transamerica Stable Value, a stable value pooled separate account trust, that requires a phased withdrawal of funds in the event of a Plan-level determination to withdraw funds from the trust).

(i)	New Accounting Standards Not Yet Adopted

Fair Value Measurements
In January 2010, the FASB issued an accounting standard on fair value measurement disclosures. The standard requires new disclosures and clarifies some existing disclosure requirements about fair value measurements as set forth in FASB ASC Subtopic 820-10. This update amends Subtopic 820-10 and now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfer. Also in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. In addition, this update clarifies existing disclosures as follows: (i) for purposes of reporting fair value measurement for each class of assets and liabilities, a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities, and (ii) a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This update is effective for interim and annual reporting periods beginning after December 15, 2009 except for the disclosures about purchases, sales, issuances, and settlements in the roll-forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Plan management does not expect the adoption to have a material effect on the Plan’s financial statements.
(3)	Investments
The following presents investments as of December 31, 2009 and 2008 that represent 5% or more of the Plan’s net assets.

	2009	2008
Nonparticipant-directed investments:
Oriental Financial Group Inc. — common stock; 248,567 and 236,761 shares, respectively	$2,684,527	$1,432,406

Participant-directed investments:
Pooled separate accounts:
Loomis Sayles Inv Grade Bond 12,949 and 13,232 units, respectively	347,537	280,176
Columbia Marsico 21st Century 49,823 and 54,518 units, respectively	611,567	525,229
Stable value fund:
Transamerica Stable Value 84,058 and 42,722 units, respectively	1,454,264	716,502
During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Oriental Financial Group Inc. — common stock	$1,672,767
Pooled separate accounts	597,531

Total	$2,270,298

Transamerica offers a stable value fund that the participant may elect to transfer all or part of its funds. The stable value fund is considered to be a fully benefit-responsive investment contract. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value, as reported by Transamerica, is the beginning balance plus any deposit and credited interest, less any withdrawals, charges or expenses, a measurement, which approximates fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of Transamerica or otherwise. The contract value of the investment contract at December 31, 2009 and 2008 was $1,454,264 and $716,502, respectively. This investment seeks to protect against any loss of principal while providing returns in excess of money market funds and one-year U.S. Treasury bills. The investment has a portfolio investment rate design in which all deposits are credited with the same interest rate, credited on a daily basis, and with no set maturity. The effective credited interest rate is set monthly and effective on the first day of the month. Contract charges may reduce this return. The Transamerica Stable Value Option is not a separate account investment choice — it is an investment in Transamerica’s general account. The average yield of the stable value fund based on actual earnings and interest credited to participants yielded 3.16% and 3.53%, respectively for the years ended December 31, 2009 and 2008.

Certain events limit the ability of the plan to transact at contract value with Transamerica. Such events include the following: (1) the Plan is changed so as to significantly affect Transamerica obligations to the contract, (2) the contract can no longer be treated as a pension plan contract, (3) the Plan is terminated, (4) failure to comply with the contract requirements, (5) failure to provide information, (6) the sum of the contract account values at any time equals $20,000 or less, or (7) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events, which would limit the plan’s ability to transact at contract value with participants, are probable of occurring.
(4)	Nonparticipant-Directed Investments
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (that are invested in Employer’s common stock) is as follows:

Net assets at December 31, 2008, Oriental Financial Group Inc. common stock of 236,761 shares	$1,432,406

Changes in net assets during the year:
Contributions	315,091
Transfers in	853,645
Dividends	64,054
Net appreciation	1,672,767
Benefits paid to participants	(88,376)
Transfers out	(1,565,060)

Net increase in net assets	1,252,121

Net assets at December 31, 2009, Oriental Financial Group Inc. common stock of 248,567 shares	$2,684,527

(5)	Related-Party Transactions
Certain plan investments are shares of the Employer’s common stock. The Employer is the plan sponsor and, therefore, qualifies as a party-in-interest. At December 31, 2009 and 2008, the Plan held an investment of 248,567 and 236,761 shares of the Employer’s common stock, respectively. The fair value of the common stock at December 31, 2009 and 2008 was $2,684,527 and $1,432,406, respectively.
The Plan has a money market account with the Bank amounting to $3,369 at December 31, 2009 ($26,572 at December 31, 2008), earning interest at 0.01% at December 31, 2009 (1.04% at December 31, 2008). The Bank, who is also the Trustee, is a subsidiary of the plan sponsor and, therefore, qualifies as a party-in-interest.
The recordkeeper of the Plan is CPC, an affiliate of the Employer. Fees charged by CPC for services provided were absorbed by the Employer.
(6)	Income Taxes
The Plan is intended to be exempt from Puerto Rico and U.S. income taxes under the P.R. Code and the U.S. Code. The Plan is required to operate in conformity with the P.R. Code and the U.S. Code to maintain its qualification.

The Plan was amended and restated effective January 1, 2005. The Puerto Rico Treasury Department has determined and informed the Employer by letter dated November 8, 2007 that, effective June 1, 2007, the Plan and the related trust were qualified in accordance with the applicable sections of the PRIRC. Effective January 1, 2009, the Plan was amended and restated to, among other things, change the name of the Plan from Oriental Bank & Trust CODA Profit Sharing Plan to Oriental Financial Group, Inc. CODA Profit Sharing Plan, include automatic enrollment provisions, and to be in compliance with certain provisions of the U.S. Internal Revenue Code. On June 18, 2010, the Puerto Rico Department of Treasury issued a favorable determination letter as to the qualified status of the Plan, effective January 1, 2009, under Sections 1165(a) and (e) of the P.R. Code.

(7)	Fair Value

As discussed in Note 2, the Plan uses the fair value measurement framework under GAAP.

Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value:
Level 1 — assets and liabilities include equity securities that are traded in an active exchange market, as well as certain U.S. Treasury and other U.S. government agency securities that are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 — observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include (i) mortgage-backed securities for which the fair value is estimated based on valuations obtained from third-party pricing services for identical or comparable assets, (ii) debt securities with quoted prices that are traded less frequently than exchange-traded instruments, and (iii) derivative contracts and financial liabilities (e.g. callable brokered CDs and medium-term notes elected for fair value option) whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3 — unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, for which the determination of fair value requires significant management judgment or estimation.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Money market instruments: stated at fair value, which approximates cost plus accumulated interest earnings less distributions to date.

Oriental Financial Group Inc. common stock: Oriental Financial Group Inc. common stock, which is traded on the New York Stock Exchange (NYSE) under the ticker symbol (OFG) is valued at its quoted market price at the daily close of the NYSE.

Pooled separate accounts:
•	The pooled separate accounts with Transamerica are stated at fair value as reported to the plan by Transamerica, based on the quoted market prices of the underlying mutual funds converted into as unit value of the pooled separate accounts. Separate accounts directly investing in fixed maturity securities are measured based on the pricing data provided by outside valuation service providers who in turn generally use the mean of bid and ask prices but may also use alternative observable pricing inputs for certain securities. The net asset value of the pooled separate accounts is calculated daily and distributions from net investment income and net realized gains are retained by the trust.
•	The Stable Value Fund is valued at contract value, and is based on its beginning balance plus any deposit and credited interest, less any withdrawals, charges, or expenses, a measurement which approximates fair value.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value, on a recurring basis, as of December 31, 2009 and 2008:

	December 31, 2009
	Fair Value Measurements
		(in thousands)
	Level 1	Level 2	Level 3
Money market instruments	$88,660	$—	$—
Common stock	2,684,527	—	—
Pooled separate accounts	—	2,634,200	—
Stable value fund	—	1,454,264	—

	$2,773,187	$4,088,464	$—

	December 31, 2008
	Fair Value Measurements
		(in thousands)
	Level 1	Level 2	Level 3
Money market instruments	$26,572	$—	$—
Common stock	1,432,406	—	—
Pooled separate accounts	—	1,752,176	—
Stable value fund	—	716,502	—

	$1,458,978	$2,468,678	$—

There were no transfers into and out of Level 1 and Level 2 fair value measurements during the year ended December 31, 2009.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(8)	Other

Income taxes were erroneously withheld on dividends paid to participants during the years 2008, 2007, and 2006 and the years 1994 through 2003. The balance of taxes withheld totaled $85,218 as of December 31, 2008, and were recorded as other receivables in the accompanying statements of net assets available for benefits. No interest had been reimbursed to the Plan’s participants. On June 25, 2009, the Bank remitted to the Plan’s participants the amount erroneously withheld on dividends paid.

(9)	Reconciliation with Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

Net assets available for benefits per financial statements	$6,916,733
Amounts allocated to withdrawing participants	(1,529)

Net assets available for benefits per form 5500	$6,915,204

The following is a reconciliation of deductions from net assets attributable to benefits and withdrawals per the financial statements for the year ended December 31, 2009 to Form 5500:

Deductions from net assets attributable to benefits and withdrawals per financial statements	$288,971
Amounts allocated to withdrawing participants	1,529
Amounts allocated to withdrawing participants in previous year	(5,672)

Deductions from net assets attributable to benefits and withdrawals per form 5500	$284,828

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2009, but not yet paid as of that date. Total payments of $1,529 were paid on January 15, 2010 pertaining to 2009 distributions.

(10)	Prohibited Transaction — Participants’ Contributions Remittances

In accordance with the Department of Labor’s Regulation 2510.3102, an employer is required to segregate participants’ contributions from its general assets as soon as practical, but in no event more than the 15th business day following the end of the month in which amounts are contributed by participants or withheld from their wages for a pension benefit plan such as the Plan. The Employer failed to remit participants’ contributions withheld in one out of 12 months during the year ended December 31, 2009. The Employer has agreed to absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

SCHEDULE I
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4a — Schedule of Delinquent Participant Contributions
Year ended December 31, 2009

	(b)	(c)
(a)	Relationship to	Description of	(d)	(e)
Identity of	plan, employer, or	transaction including	Amount on	Lost
party involved	other party in interest	rate of interest	line 4a*	interest
Oriental Financial Group, Inc.	Plan sponsor	2009 employees’ contributions not deposited to Plan in a timely manner.	$3,323	9

*	It was noted that there were unintentional delays by the employer in submitting 2009 employee’s contributions in the amount of $3,323 to the trustee. The employer has not reimbursed the Plan for the lost interest.
See accompanying report of independent registered public accounting firm.

SCHEDULE II
ORIENTAL BANK & TRUST CASH OR DEFERRED ARRANGEMENT
PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)
	(b)	Description of investment,
	Identity of issue,	including maturity date, rate
	borrower, lessor,	of interest, collateral, par,	(d)	(e)
(a)	or similar party	or maturity value	Cost	Current value
	Nonparticipant directed:
*	Oriental Financial Group, Inc.	Oriental Financial Group Inc.:
		Common Stock; 248,567 shares	N/A	$2,684,527

	Participant directed:
*	Transamerica	Pooled Separate Accounts:
		Columbia Marsico 2lst Century; 49,823 units	**	611,567
		Loomis Sayles Inv Grade Bond; 12,949 units	**	347,537
		Thornburg Core Growth; 13,793 units	**	166,661
		Transamerica Core Equity; 7,318 units	**	115,686
		Janus Adviser Intl Growth; 3,783 units	**	220,920
		Pioneer Cullen Value; 10,275 units	**	189,553
		AllianceBernstein Intl Value; 7,402 units	**	131,320
		SSgA Dow Jones Sml Cp Val Ind; 2,711 units	**	110,509
		Loomis Sayles Bond; 1,611 units	**	72,631
		TA IDEX AA – Moderate Growth; 8,910 units	**	115,662
		TA IDEX AA – Moderate; 9,140 units	**	125,336
		Diversified Inv High Yield Opp; 3,448 units	**	83,724
		TA IDEX AA – Growth; 24,412 units	**	293,735
		TA IDEX AA – Conservative; 3,470 units	**	49,359

				2,634,200

		Money Market Instruments:
	Money Market	AIM Short Term Liquid Asset	**	85,291
*	Oriental Bank & Trust	Money Market (0.01% yield)	**	3,369

				88,660

		Stable Value Fund:
*	Transamerica	Transamerica Stable Value; 84,058 units	**	1,454,264

		Total		$6,861,651

*	Party in interest as defined by ERISA.

**	Not applicable as these are participant directed.
N/A Not available
See accompanying report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORIENTAL FINANCIAL GROUP, INC. CODA PROFIT SHARING PLAN (Name of Plan)
Date: June 29, 2010	/s/ Norberto González
Norberto González
Executive Vice President and Chief Financial Officer

/s/ José Gabriel Díaz
José Gabriel Díaz
First Senior Vice President and Executive Trust Officer

INDEX OF EXHIBITS

Exhibit No.	Description of Document
23.1	Consent of KPMG LLP